EXHIBIT 12.1

REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/DEFICIENCY IN THE
COVERAGE OF FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For the Years Ended December 31,
	2006	2005	2004	2003	2002

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$1,809	$1,416	$829	$(3,918)	$683
Addback (deduct): Loss (income) on equity investment	(17)	(10)	(9)	5	—

	1,792	1,406	820	(3,913)	683
Interest and debt expense	270	113	85	111	147
Interest portion of rental expense	8	12	12	12	15

Earnings (loss) before fixed charges	$2,070	$1,531	$917	$(3,790)	$845

Fixed charges:
Interest and debt expense	$270	$113	$85	$111	$147
Interest portion of rental expense	8	12	12	12	15

Total fixed charges	$278	$125	$97	$123	$162

Ratio of earnings to fixed charges	7.4	12.2	9.5	—	5.2

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	$—	$(3,913)	$—